Exhibit 99.1
PRESS RELEASE
SOURCE: Acasti Pharma Inc.

Acasti Announces Management Appointment and Changes to the Board of Directors

Laval, Québec, CANADA – March 1, 2016 – Acasti Pharma Inc. ("Acasti" or the "Corporation") (NASDAQ:ACST – TSX-V:APO), an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment of hypertriglyceridemia, announces the the appointment of Dr. Roderick Carter, as Executive Chairman of the Board. At the same time Acasti announces the resignations of Jerald D. Wenker, Harlan W. Waksal, Adrian Montgomery and Reed V. Tuckson as directors of Acasti effective immediately while appointing Pierre Fitzgibbon as director of the Corporation. The Board of Directors intends to fill the remaining vacancies with individuals  with relevant experience shortly.

"On behalf of Acasti's Board of Directors and management, I would like to thank our outgoing directors for their significant contributions to the Corporation's development during their tenure", says Roderick Carter, Executive Chairman of the Board of Directors.  "I together with our Board of Directors are looking forward to the success of the Corporation through the development of its drug candidate CaPre."

"We are pleased to welcome Roddy as Acasti Executive Chairman, someone with a strong history of contribution to healthcare through clinical, research, business and people leadership," highlighted Jim Hamilton, director of the Board of Acasti and President and CEO of Neptune." He has significant experience developing and commercializing nutraceutical and pharmaceutical products and has successfully led clinical and business development strategies for cardiovascular and inflammation related diseases." Prior to joining Acasti, Dr. Carter held various commercial and research leadership roles including Merck and Pfizer, and was Vice President of Clinical Development at Reliant Pharmaceuticals, which developed the omega-3 cardiovascular drug Lovaza, and today is a wholly owned subsidiary of GlaxoSmithKline.

About Acasti Pharma Inc.
Acasti is an emerging biopharmaceutical company focused on the research and development of a prescription drug candidate, CaPre®, for the treatment of hypertriglyceridemia, a condition characterized by abnormally high levels of triglycerides in the bloodstream. CaPre® is a krill oil-derived mixture of polyunsaturated fatty acids (PUFAs), primarily composed of omega-3 fatty acids, principally eicosapentaenoic acid (EPA) and docosahexaenoic acid (DHA) present as a combination of phospholipid esters and free fatty acids. Because krill feed on phytoplankton, it is a major source of phospholipids and omega-3 fatty acids well known to be beneficial for human health.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Acasti's latest Annual Information Form, which also forms part of Acasti's latest annual report on Form 20-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Acasti's website at acastipharma.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Acasti Contact:
John Ripplinger
Investor Relations +1.450.687.2262 j.ripplinger@acastipharma.com
Mario Paradis Chief Financial Officer +1.450.687.2262 m.paradis@acastipharma.com
acastipharma.com